April 30, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Exodus Movement, Inc. Registration Statement on Form 10 Filed on February 28, 2024 File No. 000-56643

Dear Ms. Bednarowski:

On behalf of Exodus Movement, Inc. (“Exodus” or the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) Division of Corporation Finance (the “Staff”) contained in your letter, dated April 3, 2024 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 10 (the “Registration Statement”), filed on February 28, 2024. The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comment in the Comment Letter and, in certain instances, if the Staff’s comment contained multiple parts, the Staff’s comment was separated into subparts to more effectively respond to each of the Staff’s comments. The Company’s responses are set forth beneath the Staff comments, which are set out in bold type. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amended Registration Statement”).

General

1.	You state that you provide support for over 21,000 crypto assets. Please provide a description of your internal policies and procedures for how you determine whether crypto assets, including NFTs and staking products, are securities within the meaning of the U.S. federal securities laws. Also clarify that such processes are risk-based assessments made by the company and are not legal standards binding on any regulatory body or court.

Exodus has revised the Registration Statement to omit the verb “support” and to clarify that we provide “access to” over 21,000 crypto assets. Because Exodus does not conduct transactions in crypto assets or engage in any swap activity, Exodus does not review or analyze individual crypto assets to assess whether they are “securities” under the federal securities laws. To mitigate the risk that Exodus could be deemed to be a broker-dealer in the event a crypto asset may be determined by a regulatory body or a court to be a “security,” Exodus charges its third-party API providers (“API Providers”) a monthly subscription fee for exchanges made by persons located in the United States trading digital assets. For exchanges made by persons located outside the United States, Exodus charges its third-party providers a percentage of the digital assets exchanged. While Exodus believes that it could also charge exchanges on which persons located in the United States trade digital assets a percentage of digital assets exchanged that Exodus determines are not securities, Exodus has decided not to utilize such pricing. The Company has revised the disclosure on page 5 of the Amended Registration Statement to provide additional detail around its fee structures.

Further, please include a risk factor that addresses the specific risks inherent in your policies and procedures for determining whether or not a crypto asset is a security, and describe the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities.

In response to the Staff’s comment, Exodus has revised its risk factor, “Certain digital assets traded using third-party services integrated within our platform or other programs could be viewed as ‘securities’ for purposes of federal or state regulations and could subject us to regulatory scrutiny, inquiries, investigations, fines and other penalties,” on page 23 of the Amended Registration Statement to make clear that it does not analyze crypto assets to determine whether they are securities.

Similarly please address how you determine that you are in compliance with the rules, regulations and laws of the jurisdictions in which you offer your products and services.

The Company reviews the laws of jurisdictions in which it operates and engages with outside counsel as necessary to ensure that it remains in compliance with applicable laws and regulations.

2.	Please revise to disclose your policies related to whether you provide services for crypto assets that are securities, and, if so, how you do so in compliance with the federal securities laws and the risks to your business if you are found to be engaging in transactions for unregistered securities in violation of the federal securities laws.

The Company acknowledges the Staff’s comment and has revised its risk factor, “Certain digital assets traded using third-party services integrated within our platform or other programs could be viewed as ‘securities’ for purposes of federal or state regulations and could subject us to regulatory scrutiny, inquiries, investigations, fines and other penalties,” to make clear that, if the Company were to receive compensation based on the percentage of digital assets exchanged by persons located in the United States and such assets are deemed to be securities under the federal securities laws, then the Company could be deemed to be in violation of the federal and state securities laws, which could have a negative effect on our business, financial condition and results of operations.

The Company’s service is providing a visual interface for users to send, receive and store digital assets self-custodially. We believe that self-custody of financial assets, whether they are deemed to be a security or otherwise, is in compliance with current regulations. All other services involving crypto assets that may be considered securities, such as Cosmos and Tezos, including transactions such as swaps, staking and purchases, are performed by third-party API Providers.

In this regard, we note that your website indicates you offer staking products for Cosmos and Tezos, which have been identified as securities in separate SEC complaints.

The Company acknowledges the Staff’s comment and has revised the disclosure on its website to describe the products and services it offers in a manner consistent with the disclosure contained in the Amended Registration Statement. The Company respectfully advises the Staff that, consistent with the Company’s terms of service currently disclosed on its website, Exodus does not have any contact with, control over, or ability to take control of any assets that a user stakes. Rather, Exodus currently allows users to “stake” supported digital assets held in their Exodus wallets by participating in blockchain validation through a third-party API provider, Everstake.

3.	Please provide to us a list of the each of the crypto assets material to your business, organized by the aggregate volume of transactions involving the crypto asset that also includes the blockchain on which each crypto asset exists, the volume of transactions involving the crypto asset in each jurisdiction in which you provide products and services for the crypto asset and the services you provide for each. In addition, revise your registration statement to include a table that, by volume of transactions, lists the crypto assets that are material to your business, and describe the characteristics of these crypto assets. Also disclose whether there are any jurisdictions in which you do not provide services related to any of these crypto assets.

The Company acknowledges the Staff’s comment and has provided the information requested by the Staff below and has also revised page 30 of the Amended Registration Statement. Please note that a description and characteristics of these assets is included in Item 1 under the Cryptocurrency section.

Digital Asset	Blockchain(s)	Exchange Aggregation Revenue
		For The Year Ended December 31, 2022	For The Year Ended December 31, 2023
BTC Description: Store of value and payment cryptocurrency.	Bitcoin	$12,279,502	$14,071,926
Tether USD Description: Stablecoin.	Ethereum, Algorand, Avalanche, Binance Smart Chain, Arbitrum, Polygon, Optimism, Solana, Tron, Fantom, Polygon, Solana	$10,562,800	$14,525,850
Ether Description: Blockchain economy or blockchain platform.	Ethereum	$6,360,680	$6,106,462
USD Coin Description: Stablecoin.	Ethereum, Algorand, Avalanche, Binance Smart Chain, Arbitrum, Fantom, Polygon, Optimism, Solana, Tron	$3,645,060	$2,478,815

The Company does not directly provide products and services with respect to crypto assets other than basic wallet functionality (i.e., users can send, receive and store digital assets self-custodially) on the Exodus platform. The Company provides access to the products and services for crypto assets that are offered and performed by the API Providers. The Company does not track the volume of basic wallet transactions, as this information is not pertinent to the Company’s business model. Rather, the Company tracks and measures the revenue generated by the underlying crypto asset. The crypto assets material to the Company’s business based on revenue are described in the table above and these digital assets are generally available in all jurisdictions in which the Exodus Platform is available.

The Company provides access to the API Providers’ services globally, with the exception of those jurisdictions comprehensively sanctioned by the U.S. Treasury Department’s Office of Foreign Assets (“OFAC”), and the States of New York and Washington.

4.	We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-assetmarkets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

The Company has considered the issues identified in the sample letter as applicable to its facts and circumstances at this time and has revised its disclosures accordingly. The disclosure under the heading, “Uncertainty and Volatility in the Digital Asset Markets,” on pages 8 and 9 of the Amended Registration Statement addresses Comments 1, 2 and 3 of the sample letter. The Company has revised the risk factor, “The regulatory regime governing blockchain technologies, digital assets and securities is uncertain and new regulations or policies may materially adversely affect the development and utilization of the Exodus Platform,” to address Comment 10 of the sample letter.

Cover Page

5.	Please revise your filing to provide the address of your principal executive offices.

The Company acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement. As provided in the explanatory footnote on the cover page of the Amended Registration Statement, the Company is a remote-first company and does not maintain a principal executive office but has provided its mailing address.

Business, page 1

6.	Please revise to identify the jurisdictions in which you offer your platform and services and disclose the percentage of revenue earned in each.

The Company acknowledges the Staff’s comment and has revised page 9 of the Amended Registration Statement accordingly. The Company offers the Exodus Platform in all jurisdictions not prohibited by U.S. law.

In addition, we note that U.S. federal and state and foreign laws prohibit you from making available your platform or certain of its functionalities in all jurisdictions. Please disclose the methods you use to prohibit the Exodus Platform and certain of its functionalities from being accessed in such jurisdictions, and identify these jurisdictions and functionalities.

The Company uses geo-blocking technology to block the Exodus Platform’s availability in jurisdictions subject to U.S. comprehensive sanctions—currently, the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine, Cuba, Iran, North Korea, and Syria. The Company also uses geo-blocking technology to block the availability of API integrations for third-party crypto-to-crypto exchange services in the states of New York and Washington.

Also revise your disclosure in the Regulatory Environment section on page 6 to discuss, to the extent material, the laws, rules and regulations that impact your business in the jurisdictions in which you offer your platform and services. For example, you disclose on page 15 that you offer products and services in China. If material, describe the laws, rules and regulations in China regarding crypto assets and any other laws, rules and regulations that may impact your business.

The Company offers the Exodus Platform in all jurisdictions not prohibited by U.S. law, and in so doing, it reviews the laws, rules and regulations of any jurisdiction other than the United States if material to its business. As an example, while the Exodus Platform is not prohibited in China, the revenue from China-based users represents an immaterial portion of the Company’s total revenue.

7.	Please identify the crypto assets you hold for your own account. In this regard, we note your disclosure on page 25 that, as of December 31, 2023, you held Bitcoin, Ethereum, USDC and “other digital assets.” To the extent that you hold your crypto assets on an exchange, please identify the exchange.

The Company acknowledges the Staff’s comment and has revised page 7 of the Amended Registration Statement accordingly.

To the extent that they are held with a third-party custodian, please identify the custodian and describe the material terms of the agreement, including:

●	disclose how the custodian stores the private keys, including the percentage that are held in cold storage, and the geographic location of where they are stored;

●	disclose whether your assets are comingled with the assets of other customers;

●	identify who has access to the private key information;

●	disclose whether any entity is responsible for verifying the existence of your crypto assets; and

●	disclose whether and to what extent the custodian carries insurance for any losses of the crypto assets it holds for you.

To the extent that you self-custody your crypto assets, please revise to disclose your policies and procedures related to storing the private keys, including whether they are held in cold or hot storage, the geographic location where they are stored and who has access to the private keys. In addition, we note your disclosure on page 12 that you do not have insurance that covers your Bitcoin in the event of loss or fraud. Please revise to clarify, if true, and on page 12 that you do not have insurance that covers your crypto assets. If you do have insurance that covers your crypto assets, please revise to disclose to what extent the insurance covers the loss of your crypto assets.

The Company acknowledges the Staff’s comment and has revised pages 7 and 8 of the Amended Registration Statement accordingly.

8.	Please revise to disclose whether the fees you earn are paid in fiat currency or crypto assets.

The Company acknowledges the Staff’s comment and has revised page 8 of the Amended Registration Statement accordingly.

To the extent that the fees are paid in crypto assets, please disclose the crypto assets that you accept as payment, how and when you value the crypto assets accepted as payment, your policies related to monetizing the crypto assets, where you exchange the crypto assets for fiat currency and whether you have agreements with any of the third-party exchanges or counter parties that you use for such purposes. If you do have agreements with third-party exchanges or the counter parties used to exchange your crypto assets, please disclose the material terms of the agreements.

The Company acknowledges the Staff’s comment and has revised page 8 of the Amended Registration Statement to disclose that Exodus receives its revenues primarily in Bitcoin and USDC and has expanded its disclosure to include how and when Exodus values the crypto assets accepted as payment, the policies related to monetizing the crypto assets, where the Company exchanges the crypto assets for fiat currency (on the Coinbase and Kraken exchanges with the exception of USDC) and the standard business accounts the Company maintains with the third-party exchanges for such purposes. The Company considers the terms of the agreements with these exchanges to be in accordance with customary industry practice and accepted forms of such contracts and therefore has not identified any specific terms as material for disclosure purposes.

In addition, to the extent that you accept crypto assets as payment, please disclose whether you or the API pays the expenses, such as gas fees, related to the transfer of the crypto assets from the API to you.

The Company acknowledges the Staff’s comment and has revised page 8 of the Amended Registration Statement to disclose that the expenses, such as gas fees, related to the transfer of the crypto assets from the API to Exodus are typically paid by the sender.

9.	We note your disclosure on your YouTube channel that you distribute USDC to users that recommend your product to others. Please revise to disclose the circumstances in which you distribute USDC and the amount of USDC distributed to users of your platform.

The Company respectfully advises the Staff that the referral program referenced in the YouTube channel, which is also described on the Company’s website as the “Exodus referral program,” has resulted in the distribution of an immaterial amount of USDC. For example, less than $10,000 of USDC was distributed pursuant to such program during the fiscal year ended December 31, 2023. The first payment for the referrals was in March 2023. Accordingly, the Company did not include information about such program in the Registration Statement as it is not a material method by which Exodus attracts users and does not involve a material amount of USDC. To the extent that the Exodus referral program becomes a material part of Exodus’s business and results in the distribution of a material amount of USDC, the Company will disclose the circumstances in which it distributes USDC and the amount of USDC distributed to users on our platform.

10.	Please revise to disclose whether and to what extent you have insurance for any losses of assets in your users’ wallets.

The Company acknowledges the Staff’s comment and has revised page 8 of the Amended Registration Statement to include a cross reference to the risk factor disclosing that Exodus does not maintain insurance that covers its users’ digital assets in the case of loss or fraud.

11.	Please describe the AML, KYC and any other procedures conducted by you or for you by third parties to determine, among other things, whether the counter-party in any transaction is not a sanctioned entity or whether a user of your platform is not a sanctioned entity. Similarly, please describe the AML, KYC and any other procedures related to the sale or acquisition of crypto assets for your own account.

The Company respectfully advises the Staff that while the Company conducts Know Your Buyer (KYB) diligence with respect to the API Providers, including those API Providers through which the Company buys or sells crypto assets for its own account. Because the Company is a self-custody wallet software provider, it does not, and is not obligated to, conduct AML or KYC procedures with respect to its users. The third-party API Providers conduct AML or KYC procedures with respect to their users in accordance with their respective policies, procedures and regulatory obligations. The Company also maintains a risk-based sanctions compliance program in line with OFAC guidance. As described above, the Company uses geo-blocking technology to block the Exodus Platform’s availability in jurisdictions subject to U.S. comprehensive sanctions. In addition, the Company maintains a blacklist that prevents transactions between third-party APIs and sanctioned cryptocurrency wallet addresses. The Company has implemented an automated OFAC sanctions list search in its customer support system, which operates in instances where wallet holders have provided their names.

Our Company, page 1

12.	Please revise here to disclose that you are a controlled company and that Jon Paul Richardson, your CEO and director, and Daniel Castagnoli, a director, control 85% of the voting power of your outstanding capital stock and that holders of your Class B common stock collectively control 98% of the voting power of your outstanding common stock.

The Company acknowledges the Staff’s comment and has revised page 1 of the Amended Registration Statement accordingly.

13.	Please revise to clarify what you mean by the “trustworthiness of a bank’s online portal.” In this regard, we note that you are not a banking institution or otherwise a member of the FDIC and that the assets held in your wallets are not subject to the protections of depositors with FDIC institutions and that crypto asset transfers, which due to human error, theft or criminal action, may be improperly transferred from a user’s wallet and never recovered due to the characteristics of crypto assets and the blockchain.

The Company acknowledges the Staff’s comment and has removed this reference from the Amended Registration Statement accordingly.

Our Industry, page 1

14.	Please revise your disclosure in this section to provide a balanced description. For example purposes only, we note the following:

●	you state that “[a]s a result, blockchain technology has a reputation of being difficult to access and use, and the current options for managing digital assets do not provide integrated or seamless solutions” but do not explain that many crypto asset exchanges allow users to access multiple blockchains through the exchanges’ platforms;

●	you state that certain cryptocurrencies are primarily used to pay for goods and services and are often considered a substitute for gold, cash or forms of electronic payment but do not discuss the limited use of crypto assets to pay for retail and commercial services;

●	you discuss privacy coins but do not discuss the ban of such crypto assets in several jurisdictions or that the anonymity provided by the crypto assets facilitates the use of these crypto assets for illicit financing and crime;

●	you state that crypto assets “can also be transferred in real time, often with no or low fees,” but do not address the volatility of transfer fees and settlement times;

●	you state that “[o]ften wallets have cumbersome interfaces,” but do not disclose that the private key that your users must enter to utilize the crypto assets in their wallets on your platform is an alphanumeric code with hundreds of digits, which, if lost, renders the assets in the wallets lost; and

●	you state that “[s]tablecoins are cryptocurrencies whose value is connected to an asset that will not significantly fluctuate in value” but do not discuss the potential for significant fluctuations in value.

The Company acknowledges the Staff’s comment and has revised the disclosure within this section of the Amended Registration Statement accordingly.

Our Solution – The Exodus Platform, page 3

15.	We note your disclosure on page 3 that you are “adapting and innovating the Exodus Platform to support [y]our users’ ability to store other types of valuable assets such as personal information, traditional fiat currencies and other tokenized financial products.”

Please revise to disclose the assets that your wallets currently are able to hold.

The Company acknowledges the Staff’s comment and has removed the cited language and expanded its disclosure on pages 4 and 5 to describe the Exodus Platform’s ability to currently support fungible cryptocurrency assets ledgered on public blockchains as well as non-fungible tokens ledgered on public blockchains.

In addition, please discuss your plans for developing additional wallet capabilities, the steps involved for such development, the related costs, the source of the capital necessary for the development and any challenges you may encounter, including compliance with the relevant laws, rules and regulations in each of the jurisdictions in which you operate.

The Company acknowledges the Staff’s comment and has added disclosure on page 4 of the Amended Registration Statement to provide that the Company has no current plans to expand the breadth of asset classes supported within the Exodus Platform or otherwise develop additional wallet capabilities beyond incremental improvements to existing functionalities.

In addition, please revise to clarify what you mean by “other tokenized financial products.”

As noted above, the Company has removed this reference from the Amended Registration Statement.

Our Strategy

Elevate Technology, page 3

16.	We note that, on page 3, you disclose that “[c]urrently products do exist to permit users to migrate from fiat currency to digital assets; however, they often have poor user interface/user experience (“UI/UX”) designs and require numerous transactions to move between different types of digital assets” but it appears that one of the ways you facilitate transfers of crypto assets is by giving users access to third-party exchanges. Please clarify how the use of your platform differs from the use of third-party exchanges, and clarify what you mean by your disclosure that “[t]he Exodus Platform is asset agnostic, meaning [that you] have the ability to operate properly irrespective of the type of digital asset.”

The Company acknowledges the Staff’s comment and has revised page 4 of the Amended Registration Statement to disclose the Exodus Platform’s ability to operate irrespective of the type of digital asset versus asset or blockchain specific platforms that limit users to a particular asset or blockchain. We also refer the Staff to the description of the Company’s Exchange Aggregation on page 5 of the Amended Registration Statement.

Our Products and Services

Exodus Platform, page 4

17.	Please identify all of the products and services you offer on your platform, identify any of your products and services that you do not offer to U.S. users and discuss the different pricing models you use depending on whether a customer is a U.S. person, including the reasons for the use of such different pricing models.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement accordingly. For ease of reference, the Company respectfully notes for the Staff that discussion of its products and services begins on page 5 of the Amended Registration Statement, including discussion regarding Exodus’ fee structure and pricing model for (i) exchanges made by persons located in the United States trading digital assets, charging its API Providers a monthly subscription fee and (ii) exchanges made by persons located outside the United States, charging its third-party providers a percentage of the digital assets exchanged.

In addition, please identify all of your API providers, including the jurisdiction of each, and disclose the material terms of the agreements you have with the providers, including how you earn fees from each. In this regard, we note your disclosure on page 45 in your financial statements that addresses exchange aggregation, fiat onboarding and staking revenue earned through an API provider.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement to explain that Exodus maintains its updated list of API providers within the terms of service located on its website and has expanded its description of the various API agreements in the Business section, particularly on page 5 of the Amended Registration Statement. As discussed above, the Company respectfully submits to the Staff that it has included its form API agreements (both the form U.S. agreement and the form international agreement) as exhibits to the Amended Registration Statement. The Company notes that its API agreements generally follow these forms, and it does not view any single API agreement as being material on its own or substantially deviating from these forms.

18.	Please identify the fiat currencies that may be used to purchase crypto assets and the fiat currencies that may be received for the sale of crypto assets on or through your platform.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement to provide that, where available, users can use 30 different fiat currencies to buy crypto assets, including major currencies such as the U.S. Dollar, EURO and British Pound Sterling. Exodus users can sell U.S. Dollar, EURO and British Pound Sterling for crypto via MoonPay where available.

19.	We note your disclosure that you “have a streamlined approach to aggregate the exchanges and aim to provide users with the best exchange rate within their jurisdictional limitations.” Under an appropriately captioned heading, please revise to describe in detail what your Exchange Aggregator is and how it works.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement accordingly. Information concerning the Company’s Exchange Aggregator can be found under the “Exchange Aggregation” heading on page 5 of the Amended Registration Statement.

Please revise to identify the exchanges you use, the jurisdiction of each exchange and whether you have separate agreements with each exchange or whether one of your APIs provides the connection with the third-party exchanges.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement to clarify that the Company’s API Providers provide the connection with the exchanges. The Company identifies information about the exchanges in its Terms of Service.

In addition, please disclose whether the third-party exchanges that users may access through your platform provide services for the 21,000 types of crypto assets that users may hold in their wallets on your platform.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement to clarify that access to the 21,000 digital assets is dependent on API provider, availability and jurisdiction.

20.	We note your disclosure that users can “send, receive and swap over 21,000 crypto assets without having to access centralized exchanges or trade across multiple orderbooks.” Please revise to describe how users send, receive and swap crypto assets on your platform without accessing centralized exchanges, and describe your involvement in such transfers.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement to clarify that the Company’s users are able to send digital assets by inputting a public blockchain address and an amount to transfer and receive digital assets by providing the sending party with the users’ own public blockchain address. The Company’s involvement in these transfers is generally limited to providing a visual interface to access the blockchain.

21.	We note your disclosure that the “platform also provides important information for users regarding accurate and real-time information on crypto asset prices and other relevant market data.” Please describe how you determine the real-time crypto asset prices and describe the “other relevant market data” that you provide on your platform.

The Company acknowledges the Staff’s comment and has expanded its disclosure on page 5 of the Amended Registration Statement accordingly.

22.	We note your disclosure that the creation of the Exodus Platform has been downloaded over 12.4 million times as of December 31, 2023. Please revise to disclose how many times your platform was downloaded during the fiscal year ended December 31, 2023. We also note your disclosure that “[a]s of December 31, 2023, [y]our users have swapped approximately $12.3 billion digital assets.” Please revise to disclose the volume of transactions during the most recently completed fiscal year.

The Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement accordingly.

In addition, we note your disclosure on page 8 that “[t]he success of [y]our business depends on [y]our ability to attract and retain Exodus Platform users.” Please revise to disclose the metrics you use to evaluate your attraction and retention levels. In addition, we note your disclosure on page 23 regarding monthly active users. Please revise to provide a definition of “monthly active users” and disclose how many you had throughout the most recently completed fiscal year and how many you had as of December 31, 2023.

The Company acknowledges the Staff’s comment and has revised page 31 of the Amended Registration Statement to provide a definition of  “monthly active users” and to describe how management uses it to monitor the business.

23.	Please revise to disclose your policies and procedures relating to forks and airdrops of crypto assets in situations where your wallet does not support the incidental right. In addition, to the extent that users may need to forgo potential economic benefits associated with incidental rights, please include risk factor disclosure.

Regarding forks, the Company acknowledges the Staff’s comment and has revised page 5 of the Amended Registration Statement accordingly.

Regarding airdrops, the Company respectfully advises the Staff that these events take place on-chain, and because the Company’s users take these actions on their own, it does not require any involvement from the Company. As a self-hosted wallet software, the Company’s users are able to utilize other wallet services when and where applicable. For these reasons, the Company believes that responsive disclosure regarding the usage of airdrops by its users is not required.

Staking, page 4

24.	Please identify the crypto assets for which you offer staking products, and revise to disclose the terms of each of the staking products offered on your platform. In addition, please disclose the risks to users of utilizing the staking products offered on your platform.

The Company acknowledges the Staff’s comment and has revised page 6 of the Amended Registration Statement accordingly.

Human Capital Management, page 6

25.	We note your disclosure on page 6 that you pay your employees in Bitcoin and your disclosure on page 12 that the salaries are denominated in U.S. dollars. Please revise to disclose how and when you value the Bitcoin used for compensation.

The Company acknowledges the Staff’s comment and has expanded its disclosure on page 8 of the Amended Registration Statement accordingly.

In addition, we note your disclosure that 130 of your team members are located outside the United States. Please identify the countries in which your team members are located and the number of employees located in each jurisdiction.

The Company acknowledges the Staff’s comment and has expanded its disclosure on page 8 of the Amended Registration Statement accordingly.

In addition, please disclose when and where you obtain the Bitcoin used to pay your employees and contractors and whether you or the employees and contractors pay the transfer costs associated with the transfer of Bitcoin.

The Company acknowledges the Staff’s comment and has revised pages 8 and 16 of the Amended Registration Statement accordingly.

26.	We note your disclosure that you had 195 “full time equivalents” as of December 31, 2023 and that TriNet co-employs your U.S. team members. Please revise to explain what you mean by “full time equivalents,” and disclose the material terms of your agreement with TriNet, including the term and termination provisions.

The Company acknowledges the Staff’s comment and has revised page 8 of the Amended Registration Statement accordingly.

Uncertainty and Volatility in the Digital Asset Markets, page 6

27.	Please revise to disclose here that the FTX app was available on the Exodus Platform until you removed it in November 2022. In addition, please disclose here that Alameda Research Ventures LLC held 42.2% of your Class A common stock as of December 31, 2023.

The Company acknowledges the Staff’s comment and has revised page 9 of the Amended Registration Statement accordingly.

Risk Factors, page 8

28.	We note that several of your risk factors are generally applicable to companies in your industry and not specific to Exodus Movement. Please revise your risk factor disclosure to provide specific examples that have occurred at your company or to third parties with which you conduct business. For example purposes only and not as an exhaustive list, we note the following:

●	You address the risks of disruptions in your agreement with third-party APIs. To the extent that you have experienced any such disruptions, please discuss.

●	You discuss the risks related to malware, security breaches or other cybersecurity incidents. To the extent that you have or your APIs have been impacted by any material incidents, please discuss.

●	You discuss disputes with users and other third parties. To the extent that you have experienced any material disputes, please discuss.

●	You discuss licenses or other authorizations that may be required in certain states. Please identify the percentage of your users and any services that you provide that will be impacted by such regulations, and, to the extent material, please discuss these regulations in greater detail in your Regulatory Environment section on page 6.

The Company acknowledges the Staff’s comment and has expanded its disclosure throughout the risk factors section, including adding additional risk factors on pages 17 and 18 of the Amended Registration Statement.

The Company acknowledges the Staff’s comments were provided for example purposes only but notes that with respect to the Staff’s comments at bullets 1, 2 and 3, the Company respectfully advises the Staff that for the reporting periods covered by the Amended Registration Statement up to and including the date of this letter the Company has not experienced such a material disruption, incident or dispute. Therefore, the Company respectfully submits that this portion of the comment is not applicable.

With respect to the Staff’s comment at bullet 4 above, the Company respectively advises the Staff that it is currently unaware of any licenses or authorizations that may be required by the Company at this time. Therefore, the Company respectfully submits that this portion of the comment is not applicable.

29.	Please provide a materially complete description of the risks related to the crypto assets that you support, including:

●	the use of crypto assets in illicit transactions;

●	the lack of adoption of and ability to use crypto asset to purchase goods;

●	the risk of a “51%” attack on certain crypto asset networks;

●	the risk presented by the concentration of ownership of a crypto asset; and

●	the risk that rewards for mining Bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin network.

In addition, please discuss the extent to which material aspects of the business and operations of trading platforms are not regulated. For example, please address the fact that trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risk of fraud, manipulation, front-running, wash-trading, security failures or operational problems at trading platforms, including your own or ones that may be accessed through your platform.

The Company acknowledges the Staff’s comment and has revised pages 18 and 21 of the Amended Registration Statement accordingly.

30.	Please add a risk factor that addresses the risk to your users if you, one of your subsidiaries or one of your APIs experiences insolvency or bankruptcy.

The Company acknowledges the Staff’s comment and has added disclosure on page 9 of the Amended Registration Statement disclosing that it believes that an API Provider experiencing insolvency or bankruptcy presents an immaterial risk to the Company and its users because the Company’s users possess their crypto assets at all times and the Company’s users’ only exposure to an API provider experiencing insolvency or bankruptcy would be the brief period of time during which wallet users are engaged in an active crypto-asset transaction. Therefore, the Company respectfully advises the Staff that the insolvency or bankruptcy of one of its API Providers is not, under Item 105 of Regulation S-K, a “material factor that makes an investment in the registrant or offering speculative or risky.” Similarly, the Company respectfully advises the Staff that the Company submits that, to users, the risk of the Company’s insolvency or bankruptcy is not material or significant because the Company offers a self-hosted wallet and the Company’s users have the ability to import their mnemonic seed phrase or private key into another wallet platform. Therefore, the Company does not believe the risk factor as requested in this comment is warranted at this time.

31.	To the extent material, please include risk factor disclosure addressing the risks associated with operating as an unregistered investment company.

The Company does not consider the risk that it will be determined to be operating as an unregistered investment company to be material to the Company. The Company has policies and procedures in place to assess its status under the Investment Company Act of 1940. Based on the Company’s calculations, the Company is well under the threshold amount of investment securities that would qualify the Company as an investment company. Therefore, the Company does not believe the risk factor as requested in this comment is warranted at this time. Please see our discussion of Item 105 of Regulation S-K above.

Risks Related to Our Business

Our holdings of digital assets expose us to potential risks, page 12

32.	Please revise to add quantitative examples demonstrating the volatility of bitcoin and other crypto assets you hold.

The Company acknowledges the Staff’s comment and has revised pages 16 and 17 of the Amended Registration Statement accordingly.

Risks Related to Regulation

The regulatory regime governing blockchain technologies, page 16

33.	Please add a separate risk factor that addresses the liability to the company if Exodus users engage in illegal or criminal activity on or through the Exodus platform. Similarly please add a separate risk factor that addresses the liability to the company if the API providers fail to comply with the rules, laws and regulations in the jurisdictions in which they provide services to your users.

The Company acknowledges the Staff’s comment and has revised page 18 of the Amended Registration Statement accordingly.

Risks Related to Ownership of Our Common Stock

The Company is currently a “controlled company”, page 22

34.	Please revise to clarify that you are not listing your securities on a national securities exchange.

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to indicate that the Company has applied to list its Class A common stock on the NYSE American.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

35.	Please revise your next amendment to break out the material components of general and administrative expenses. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised pages 30 and 31 of the Amended Registration Statement accordingly.

Director Independence, page 32

36.	We note your disclosure that you do not currently have an audit committee, compensation committee or nominating and corporate governance committee but that your board of directors intends to establish an audit committee composed entirely of independent directors. Please disclose when the board of directors intends to establish these committees. In this regard, we note that you have added two new independent directors to your board in fiscal year 2024.

The Company acknowledges the Staff’s comment and has revised page 41 of the Amended Registration Statement accordingly. In March 2024, our Board of Directors established an Audit Committee composed entirely of independent directors. Because Jon Paul Richardson and Daniel Castagnoli control a majority of the voting power of the Company’s outstanding capital stock, the Company expects to qualify as a “controlled company” within the meaning of the corporate governance standards of NYSE American if successfully listed on such exchange. Under these rules, the Company may elect not to comply with certain corporate governance requirements, including the requirements that director nominees be selected or recommended to our Board of Directors by a nominating committee comprised entirely of independent directors and compensation of our chief executive officer and all other officers be determined or recommended by a compensation committee comprised entirely of independent directors. The Company intends to rely on these exceptions if successfully listed on the NYSE American. As a result, the Company does not currently have a compensation committee or a nominating and corporate governance committee and does not currently intend to establish such committees.

Legal Proceedings, page 32

37.	We note your disclosure on page 16 that you are not in compliance with the United Kingdom Financial Conduct Authority rules and that you have been placed on the Warning List. Please revise to disclose how you are in non-compliance and the impact if you are unable to reach an agreement with the United Kingdom Financial Conduct Authority.

The Company respectfully submits that the matter regarding the Company’s compliance with the United Kingdom Financial Conduct Authority rules is not a “material pending legal proceeding” under Regulation S-K 103. As described in “Item 1A. Risk Factors – Risks Related to Regulation – The regulatory regime governing blockchain technologies, digital assets and securities is uncertain and new regulations or policies may materially adversely affect the development and utilization of the Exodus Platform,” the Company has outlined the risks to our business as a result of the regulatory regime governing blockchain technologies, digital assets and securities, including the potential for a material adverse affect on the development and utilization of the Exodus Platform.

Description of Registrant’s Securities to be Registered

Common Stock, page 34

38.	Please revise to disclose whether you issue and have outstanding tokenized shares of common stock. To the extent that you do, please disclose the rights of the holders of the tokenized shares, how such rights are memorialized, how you comply with the proxy rules in connection with tokenized shares, whether and, if so, when and how such rights or characteristics can be modified, whether the token has been subjected to a third-party security audit of the code and, if so, who conducted the audit and the results of the audit, the blockchain on which it exists and the AML/KYC procedures you preform for issuance and other transfers.

As the Company states on page 42 of the Amended Registration Statement, which language was also in the Registration Statement, “Common Stock Tokens are only digital representations of our Class A common stock, contain no voting, governance, economic or other rights, and cannot be traded independently of the Class A common stock. The ownership and transfer of shares of our Class A common stock will be recorded in book-entry form by the Transfer Agent.” The Company’s transfer agent is Securitize LLC, which is an SEC-registered transfer agent. The Company is unaware of whether Securitize LLC has performed AML/KYC procedures with respect to the common stock tokens that it issues, or whether Securitize LLC has commissioned a third-party security audit of the code. The Class A Common Stock has not been subject to the SEC’s proxy rules to date because it has not been registered under Section 12 of the Exchange Act.

39.	Please revise to clarify whether your shares of common stock are made available on an ATS. In this regard, we note your disclosure on page 32 that you ceased making your shares of Class A common stock available on tZero and on Securitize Markets.

The Company acknowledges the Staff’s comment and has revised pages 41 and 42 of the Amended Registration Statement accordingly.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 43

40.	Please tell us why you classify your mutual funds as a cash equivalent. If the disclosure is meant to refer to money market accounts, please revise to clarify. Refer to the definition of cash equivalents in the FASB Master Glossary.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Cash and Cash Equivalents) and Note 12 (Fair Value Measurements) to clarify that the mutual fund referenced herein is a money market mutual fund.

Accounts Receivable, page 44

41.	Please revise your next amendment to expand your disclosure related to Accounts Receivable to provide the following:
	●	A rollforward of accounts receivable in the periods presented;
	●	the specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
	●	if you have had any receivables charged-off in the periods presented; and
	●	your charge-off policy under ASC 310-10-35-41.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Accounts Receivable) to the Amended Registration Statement accordingly.

Exchange Aggregation, Fiat Onboarding, and Staking Revenue Earned Through an API Provider, page 45

42.	On page 43, you disclose that you developed an un-hosted self-custodial digital asset wallet on the Exodus Platform and you contract with third parties to provide various services to users that utilize your wallet through the platform. Please respond to the following:

●	Revise the disclosure to clarify the nature of your performance obligation(s). Clarify how many performance obligations are in the contract and, if more than one, how you allocate the transaction price to the separate performance obligations in the contract.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of the Amended Registration Statement accordingly.

●	Summarize for us the pertinent rights and obligations of the parties in your agreements with API providers and, if applicable, end users.

As discussed above, the Company respectfully submits to the Staff that it has included its form API agreements (both the form U.S. agreement and the form international agreement) as exhibits to the Amended Registration Statement. The pertinent rights and obligations in the Company’s Terms of Service are as follows:

(a)	Agreement with API Provider, not Exodus: Users agree that interactions with the API Providers are governed by the terms of the agreement between the API Provider and the user. Exodus is not a party to this agreement.

(b)	Acknowledgment of Use of Third-Parties: Users agree that all services, including informational services, are executed by third party service providers and acknowledge that Exodus does not directly exchange virtual currencies or serve as the source of any pricing data.

(c)	Customer Service Provided by API Providers: Exodus does not provide customer service for any services provided by the API Provider pursuant to the agreement between the API Provider and the user.

●	Disclose who is your customer. Refer to ASC 606-10-15-3.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of the Amended Registration Statement accordingly.

●	Tell us whose customer is the end user and why. Tell us whether the end user enters into a contract with the API providers.

The Company respectfully advises the Staff that for revenue recognition purposes, the end user is ultimately the customer of the API Provider because: (a) Exodus does not charge the end user any fees or otherwise handle or possess user funds, (b) Exodus does not provide any services to the end user and (c) the end user enters into a contract with the API Providers here. See analysis below under “Step 1 – Identify the Contract.”

●	You disclose that you have determined that for your transaction based contracts, you are an agent under ASC 606. Provide us with your accounting analysis supporting this determination. Refer to ASC 606-10-55-36 through 55-40.

The following table outlines the Company’s accounting analysis supporting this determination in accordance with ASC 606-10-55-36 thru 606-10-55-40.

Exodus’ Analysis ASC 606-10-55-36 through 55-40

Summary

●      The Company’s API Provider agreements and user Terms of Service, along with the self-custodial nature of its product, provide that the responsibility for transactions flowing through the APIs are exclusively the responsibility of the API Provider and the user (ASC 606-10-55-36).

●      The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the fulfillment of the digital asset (ASC 606-10-55-36 through 37).

●      A reporting entity is an agent if it does not control the specified good or service before it is transferred to the end consumer (ASC 606-10-55-39).

●      The Company does not set the price for the digital asset (ASC 606-10-55-37).

ASC 606-10-55-36

Analysis

1.     Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party.

The specified good or service is the exchange of digital assets or fiat.

2.    Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer. Assess whether it has the ability to (1) direct the use and (2) obtain economic benefits.

The Company cannot direct the digital asset exchange nor does the Company ever have access to the digital asset to use for itself. As such, the Company does not have the ability to obtain economic benefits from selling/staking/participating in appreciation of the digital assets.

ASC 606-10-55-37 ASC 606-10-55-39

Analysis

Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

1.     The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

Exodus is not responsible for fulfilling the obligation to the end-user to complete a desired transaction. As such, the API Provider is responsible for fulfillment of the performance obligation in the executed contract.

2.     The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Exodus does not have inventory risk before, during, or after the specified good or service has been transferred to a customer. Exodus does not obtain, or commit to obtain, the specified good or service and does not have the ability to direct the use of or obtain substantially all of the remaining benefits from the good or service before it is transferred to the end user.

3.     The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits.

Exodus does not have discretion in setting the price for the exchange of digital assets or flat (i.e., specified good or service) to the end user.

The indicators in paragraph 606-10-55-39 may be more or less relevant to the assessment of control depending on the nature of the specified good or service and the terms and conditions of the contract. In addition, different indicators may provide more persuasive evidence in different contracts. Management concluded that the indicators noted above and as prescribed in ASC 606-10-55-39 provide further evidence that Exodus does not control the exchange services provided by the API Providers before being provided to the end user.

●	If the form of consideration is noncash, disclose your accounting policy for the timing and method of measuring the noncash consideration. Refer to ASC 606-10-32- 21 to 32-24.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of the Amended Registration Statement accordingly.

●	For transaction-based API fees, you disclose that you recognize revenue when the API interaction is complete. For non-transaction-based API fees, you disclose that you recognize revenue based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Revenue Recognition) to the financial statements of the Amended Registration Statement accordingly.

●	Explain to us how the timing of your revenue recognition policy considered when you satisfy your performance obligations by transferring a promised good or service to a customer and the customer obtaining control of that good or service. Refer to ASC 606-10-25-23.

The Company respectfully advises the Staff to please see the Company’s analysis provided below under “Analysis of ASC 606 – Step 1 – Identify The Contract.”

●	Disclose whether you recognize revenue at a point in time or over time and why.

The Company respectfully advises the Staff to please see the Company’s analysis provided below under “Analysis of ASC 606.”

●	For both types of revenues, revise the disclosure to clarify when you recognize revenue and how you considered the transfer of control.

The Company respectfully advises the Staff to please see the Company’s analysis provided below under “Analysis of ASC 606 – Step 5 – Recognize Revenue.”

●	You disclose on pages 16 and 17 that you charge your third-party providers a monthly subscription fee for exchanges made by U.S. persons trading digital assets and you charge a percentage of the digital assets exchanged for exchanges made by non-U.S. persons. Revise your disclosure to discuss how you account for the monthly subscription fees. Explain whether the monthly subscription fee is recurring revenue.

The Company acknowledges the Staff’s comment and has revised page 23 in Risk Factors, Certain digital assets traded using third-party services integrated within our platform or other programs could be viewed as “securities” for purposes of federal or state regulations and may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, of the Amended Registration Statement accordingly.

Analysis of ASC 606

Step 1 – Identify The Contract: For purposes of this analysis, there are three contracts to consider:

(1)	Exodus’ contract with the API Provider (identified as a “contract”);

(2)	Exodus’ contractual Terms of Service between it and the end user (identified as a “contract”, but disregarded); and

(3)	the API Provider’s contractual Terms of Service with the end user (not identified as a “contract”).

Exodus does not consider the agreement between the API Provider and the end user to be a contract and disregards the contractual Terms of Service between Exodus and the end user to which Exodus is a party under ASC 606 and instead considers the API Provider itself to be Exodus’ customer and contractual counterparty for the reasons noted in the tables below:

ASC 606-10-25-1	Exodus Analysis
The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.	Exodus is a party to the agreement with the API Provider.
The entity can identify each party’s rights regarding the goods or services to be transferred.	The API Provider is receiving an agency service of facilitating the API’s ability to provide services to the end user.
The entity can identify the payment terms for the goods or services to be transferred.	The agreement between Exodus and the API Provider identifies the payment terms for the goods or services to be transferred pursuant to the agreement.

It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (see paragraphs 606-10- 55-3A through 55-3C).

Exodus is entitled to consideration pursuant to the agreement between the Company and the API Provider.

Step 2—Identify Performance Obligations

●	The performance obligations between the API Provider and Exodus provide that the Company introduces the API to the Exodus platform users by allowing for the interface to the API integration. API Providers may provide software services to Exodus’ end users that permit an end user of Exodus’s unhosted and non-custodial cryptocurrency software wallet to exchange one cryptocurrency for another cryptocurrency (the “Exchange Services”).

●	The Company introduces the API to the Exodus platform users by allowing for the interface to the API integration and the API Providers supply an application program interface to permit the Exchange Services to be integrated into the unhosted wallet software (the “Exchange API”). Under the terms and conditions of the agreements between the API Providers and Exodus, Exodus and the API Providers have integrated the Exchange APIs into the Exodus unhosted wallet.

Step 3—Determine Transaction Price

●	For non-transaction based contracts: In consideration for the integration by Exodus of the Exchange APIs into the Exodus unhosted wallet software, API Providers pay Exodus a subscription fee for the duration of the integration until the contract is terminated by either party.

●	For transaction based contracts: In consideration for the integration by Exodus of the Exchange APIs into the Exodus unhosted wallet software, API Providers pay Exodus an API Integration Fee for each Exchange Transaction.

●	“Exchange Transaction” means a transaction of services between the API Provider and an end user, effected through the API, in which (i) the end user sends cryptocurrency from the end user’s Exodus Unhosted Wallet to Provider, and (ii) the Provider sends, in response, a different type of cryptocurrency to the end user’s Exodus Unhosted Wallet.

●	“API Integration Fee” means, for each Exchange Transaction, an amount equal to a percentage of the BTC value exchanged, paid in digital assets.

Step 4—Allocate Transaction Price to Performance Obligations

Both transaction based contracts and non-transaction based contracts have a single performance obligation. Our performance obligation in both of these types of contracts is to provide the API Providers access to the Exodus Platform and its users via the API integration.

Step 5—Recognize Revenue

For non-transaction based contracts:

We evaluate the performance of the API services and recognize revenue on the associated subscription-based contracts monthly. Once the performance obligation is met, the user simultaneously receives the benefits and Exodus continues to recognize revenue over time based on the aggregate performance obligation during the period by application of the output method.

For transaction based contracts:

For transaction based contracts, we evaluate the performance of the API services and recognize revenue on a daily basis as the transaction is completed. Exodus recognizes revenue at that point in time by application of the variable consideration allocation exception because the fees paid relate to our efforts to satisfy the performance obligation on that day and allocating consideration to the day in which it is earned is consistent with the allocation objective, since Exodus has a present right to payment for the asset by application of the output method.

43.	Provide us with your accounting analysis regarding whether you provide a service to safeguard end users crypto-assets and whether you, or an agent acting on your behalf, is therefore obligated to secure these crypto-assets and protect them from loss, theft or other misuse. Your analysis should include how you considered the regulatory, technological and legal risks and loss exposure associated with safeguarding the cryptoassets for the end users. In your response address whether the end user can transact without any involvement by you and whether you have the ability to recover a customer’s private key or their crypto assets. If applicable, tell us how you account for any safeguarding obligation and provide us a detailed analysis, including contextual citation to authoritative guidance, that supports your determination.

The Company respectfully advises the Staff that Exodus does not provide a service to safeguard end users crypto-assets and is not obligated under our Terms of Service to secure such crypto-assets or protect them from loss, theft or other misuse. The Company’s analysis, conducted in accordance with the AICPA Practice Aid, including Appendix B, Question 7, is as follows:

AICPA Practice Aid, Appendix B, Question 7	Exodus Analysis

The nature of the entity’s involvement (including that of its agents) with the safeguarded assets.

The degree to which the entity can transact in the “crypto-assets” without the involvement of other parties (for example, move them between wallets).

●     Exodus provides the visual interface and an API to enable users to interact with API Providers whereby the API Provider may integrate its services into the Exodus Platform for use by users of the Exodus Platform. Users can use our Mobile wallet with ‘Wallet Connect’ to connect to, and interact with thousands of dApps across Ethereum, Solana, Avalanche, BNB Chain, Algorand, Polygon and Fantom blockchains. Interfaces vary by platform for a variety of cosmetic and design reasons, however interaction between Users and API Providers functions in the same manner regardless of platform.

○   Exodus also provides users who own a Trezor hardware wallet to their Trezor device to store their cryptocurrency and interact with the Exodus Desktop platform. Exodus has no access to the private keys used by the Trezor platform.

●     Exodus does not act as an Agent of the API Providers. For the avoidance of doubt, the reference to “Agent” used in this sentence is different from the accounting definition and corresponding analysis under ASC 606-10-55-39; see Section 2a and 2e of our API Provider Agreement in Appendix B.

●     The private keys to the users’ blockchain assets are generated and encrypted locally and stored on their own device. Only the user can authorize/sign any transaction. The private keys to the users’ blockchain assets are generated and encrypted locally and stored on their own device. Exodus does not have access to users of the Exodus Platform private cryptographic keys that would be required for Exodus to authorize transactions with the API Providers.

●     Additionally, Exodus Users can interact directly with the API Providers and access their services outside of the API.

The entity’s level of involvement (including that of its agents) with the safeguarded assets.

The perception of the third parties whose “crypto-assets” are being safeguarded. For example, would the third party believe the entity is responsible for safeguarding the “crypto-assets”?

Exodus does not have access to the User’s private cryptographic keys and therefore is unable to have any involvement with their assets.

●     Per Section 1.1 of our Terms of Service, Exodus is not responsible for any loss or damages – including loss of funds or lockout from accounts accessed via the Software – resulting from users failure to keep the device on which the Software is installed safe and free of any malware.

Exchanges and other transactions between Exodus Users and API Providers are conducted without involvement of Exodus.

●     Exodus’ user interface shows that these services are provided by API Providers (and not Exodus) consistent with Exodus’ Terms of Service. For example, our exchange widget appearing on the interface shows a disclaimer at the bottom advising users that exchange is available through a third-party API.

●     The design of Exodus’ wallets provide that all private keys and 12 word phrases remain 100% on the user’s end device(s) and are never transmitted to Exodus servers. For this reason, if Exodus was hacked, no customer keys could be compromised because they are not stored within our infrastructure.

●     Transactions between Exodus Users and API Providers are conducted through the account of the individual Users and not through any Exodus account.  Exodus Users are subject to the Terms and Conditions of the API Providers and acknowledge this in the Exodus User Interface.  Exodus has no control over transactions between Users and Providers either technologically or legally.

○     For example, from our marketing (as a self- or non-custodial solution, highlighted by “Control Your Wealth”) through the actual interfaces with APIs, the user is sent messages highlighting that Exodus does not have responsibility for safeguarding their assets.

●     Exodus regularly audits its Code to aim to ensure that Exodus has no access to these keys. Our Security team has numerous programs, policies, and procedures in place to audit and test released products.

The contractual terms of the arrangement with the third party whose assets are being safeguarded.

Users must agree to the Exodus Terms of Service. For ease of reference, certain relevant provisions are shown below.

●     Exodus cannot access User funds:

●     Exodus cannot recover passwords or unlock account information stored on the Software in any circumstances

●     Exodus does not have an agency relationship with its API Providers

●     We do not control the terms, policies, or performance of any third party, and are not responsible for any performance, or failure to perform, of any Third Party Software, Site, or Services, including pricing information, exchange rates, processing of transactions, and similar activities. We do not provide customer support for transactions performed on third-party API provider’s Software, Site, or Services (See Appendix B).

●     Exodus is not responsible for any loss or damages – including loss of funds or lockout from accounts accessed via the Software – resulting from your failure to keep the device on which the Software is installed safe and free of any malware.

●     The User understands and agrees that all cryptocurrency exchanges and information provided through the Services are executed by Third Party Service providers, and that Exodus does not itself directly exchange virtual currencies or serve as the source of any pricing data.

The contractual terms of any arrangement between the entity and other parties involved in the safeguarding of the assets.

●     All contracts contain detailed Independent Contractor Relationship clauses clarifying that there is no agency relationship between the parties (see both the form U.S. agreement and the form international agreement attached as exhibits to the Amended Registration Statement).

The level of involvement the entity has in handling complaints and resolving disputes.

●     Exodus does not have the ability to troubleshoot beyond basic wallet functionality such as sending and receiving. Therefore, absent an issue or dispute around wallet functionality, Exodus is only able to refer the User to the API Provider and has no ability to resolve disputes with API Providers on the User’s behalf.

●     In the case of an issue or dispute with wallet functionality, because Exodus is a non-custodial wallet it gives the user 100% control over their funds, because the private keys that control access to their funds are encrypted locally on their device. This also means that Exodus can never touch or move (or even see) any of their digital assets. As long the user has their 12-word secret recovery phrase, the user will be able to restore funds into another BIP39-compatible non-custodial wallet.

The entity’s involvement with recordkeeping, including whether the entity knows the public key information or balances, or both of “crypto-assets” safeguarded for third parties.

●     Exodus has no record keeping involvement.

●     Exodus does not know all transactions between any individual User and an API Provider. Exodus has some visibility to transactions processed through the API. However, Exodus has no visibility into transactions in which a user accesses the API Provider services outside of the Exodus API Agreement using the basic send and receive functionality of the Exodus wallet.

●     As noted above, the design of Exodus’ wallets provide that all private keys and 12 word phrases remain 100% on the user’s end device(s) and are never transmitted to Exodus servers.

The degree of the entity’s involvement with transactions involving the safeguarded “crypto-assets,” including who controls the flow of transactions.

●     Exodus has no control over the flow of the transactions. The user initiates all transactions with API Providers. Given our lack of control, if users have issues with a transaction entered into with an API Provider, Exodus is extremely limited in its ability to assist the user, with support generally limited to helping search public blockchain data and providing contact information of the API Provider.

Note 6. Intangible Assets

Digital Assets, page 50

44.	Please revise your next amendment to include a rollforward for each of your digital assets for the periods presented.

The Company acknowledges the Staff’s comment and has revised Note 6 (Intangible Assets) to the financial statements of the Amended Registration Statement accordingly.

45.	With respect to the table of non-cash activities, please tell us why the conversion of digital assets and USDC to cash is a included as a non-cash activity. Please address the following:

Tell us how you considered the classification in the statement of cash flows of any cash proceeds from sales of digital assets accounted for as intangible assets and separately sales of USDC accounted for as financial assets and whether those proceeds should be classified as operating or investing activities

Tell us how you considered the classification in the statement of cash flows of the non-cash impact of the related realized gain on sale or settlement

The Company respectfully advises the Staff that we have retitled the line item previously reported as “non-cash activities settled in digital assets and USDC” to “other operating activities settled in digital assets and USDC” in recognition of the fact that there were cash conversions included in this total. In connection with this, the Company has also revised Note 6 (Intangible Assets) to the Amended Registration Statement to update for an error in the disclosure for the years ended December 31, 2023 and 2022 of other operating activities settled in digital assets and USDC. The effects of the corrections on the current and prior periods are in Note 2, (Summary of Significant Accounting Policies - Correction of Previously Issued Financial Statements) to the financial statements.

In considering the classification in the statement of cash flows, the Company respectfully advises the Staff that there is no authoritative guidance on the presentation of digital assets in the statement of cash flows. Depending on the nature of activities associated with the purchase and sale of digital assets, entities have classified the cash flows from such purchases and sales as either operating or investing activities.

In 2023, the Company’s primary conversion activity was related to USDC received as revenue and converted to cash to pay operational expenses. The Company considers USDC conversions to be an operating activity because USDC does not earn interest, is not expected to appreciate in value, and therefore the Company does not hold USDC for investing purposes. Of the $17.8 million of digital asset and USDC conversion activities in 2023, $17.2 million was USDC and $0.6 million was digital assets. The holding period for digital asset conversion activities was a range of 0-21 days, with an average of seven days before converting to cash.

Due to the nature of receipt and use of digital assets and USDC, the Company considers these operational activities and has classified as operating activities on the consolidated statement of cash flows.

The non-cash impact of the realized gain on settlement of digital assets is recorded in the consolidated statement of cash flows under “Gain on settlement of digital assets.”

The Company is adopting FASB Accounting Standards Update (ASU) No. 2023-08, Accounting for and Disclosure of Crypto Assets, in the first quarter of 2024. The ASU requires crypto assets earned as part of an entity’s ordinary operations that are liquidated nearly immediately to be classified as an operating cash flow. As part of the adoption, the Company will be updating our accounting policy prospectively with respect to the conversion of digital assets such that any digital asset we hold longer than seven days will be classified as investing activities in the consolidated statement of cash flows.

Note 10. Income Taxes, page 53

46.	We note you have recorded a partial allowance for your deferred tax asset at December 31, 2023 and have released a portion of the valuation allowance during fiscal year 2023. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at December 31, 2023 under the guidance in ASC 740-10-30-16 through 25.

The Company respectfully advises the Staff that pursuant to ASC 740-10-31-21 through 30-23, the Company considered all available evidence and applied judgment in determining the effect of positive and negative evidence and the weight that should be given to that evidence, based on its ability to objectively verify such evidence for the years ended December 31, 2022 and December 31, 2023.

As of December 31, 2023, Exodus maintained a valuation allowance (“VA”) of $0.2 million on its deferred tax assets related entirely to the Switzerland Net Operating Loss carryforward of Exodus’s Controlled Foreign Corporation (CFC) subsidiary. The release of $4.6 million in Exodus’s VA from $4.8 million on December 31, 2022 was based on the increase in fair value of Exodus’s digital assets above its tax basis at December 31, 2023. The change was a full release on a specifically identified deferred tax asset (“DTA”) due to its capital nature and not a change in judgment of the Company’s ability to realize net deferred tax assets overall.

As of December 31, 2022, Exodus had total tax basis in its digital assets of $47.5 million, book (GAAP) basis of $19.1 million and the fair value of the digital assets was $25.8 million. Therefore, Exodus’s total deferred tax asset related to digital assets was $28.4 million ($47.5 million - $19.1 million), tax effected of $5.9 million. If Exodus’s digital assets would have been sold at the end of 2022, there would have been a book gain of $6.7 million ($25.8 million - $19.1 million) and a tax loss of $21.7 million ($47.5 million – $25.8 million). Because Exodus did not have any capital gain assets available to utilize any capital losses generated from digital assets, Exodus determined a valuation allowance equal to its estimated tax loss from the sale of its digital assets, if they were sold, would be appropriate under the guidance. Accordingly, Exodus put a valuation allowance of $4.6 million ($21.7 million tax effected) against its total digital asset deferred tax asset of $5.9 million (tax effected).

As of December 31, 2023, Exodus had total tax basis in its digital assets of $58.6 million, book (GAAP) basis of $35.0 million and the fair value of the digital assets was $83.7 million. At the end of 2023, Exodus’s DTA for digital assets was $23.6 million ($58.6 million - $35.0 million). However, based on the fair value of its digital assets, if the assets were sold as of year-end, Exodus was in a net taxable gain position. Therefore, all of the DTA related to Exodus’s tax basis would be realized because the fair value of Exodus’s digital assets is more than its tax basis.

ASC 740-10-30-17 requires that all available evidence, both positive and negative, be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. Since the DTA considered here is capital in nature, the Company evaluated evidence specific to the reversal of the digital asset temporary difference. The Company does not have any capital loss carryforwards and has not had any expire unused. As of December 31, 2023, there was minimal negative evidence identified. The only negative evidence is that there is an unlikely scenario where the value of the assets decreases below tax basis at the point of sale. There are two likely scenarios that would result in the reversal of this DTA. One would be future sales of the assets held for investment. As discussed above, as of the balance sheet date, the fair market value of the assets far exceeds tax basis and would result in a taxable gain. The other is the change in the book basis of the assets. The Company knew as of December 31, 2023 that it will be implementing ASU 2023-08 as it pertains to measurement of digital assets on the balance sheet under GAAP as of January 1, 2024 with retrospective application. As a result of this change, the assets on the balance sheet will be recorded at fair market value and will yield a deferred tax liability rather than a deferred tax asset as was presented originally as of December 31, 2023. This change will be a better reflection of the future impact of transactions related to these digital assets. Therefore, the positive evidence overwhelmingly exceeds the negative evidence identified.

ASC 740-10-30-18 states that future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on whether the company has sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback/carryforward period available under the tax law. In addition to the evidence presented above that supports the release of the valuation allowance, Exodus’s management has the control and intent to implement a tax planning strategy if necessary, allowed under ASC 740-10-30-19, that would accelerate Exodus’s recognizing capital gains from its digital assets which can be sold on an active market in order to offset any capital losses carryforwards that could be generated and at risk of expiring. There are no capital losses anticipated due to the FMV as of the balance sheet date, but the Company is prepared to execute on this strategy, if needed.

In summary, all positive and negative evidence was evaluated as of December 31, 2023, and the Company concluded that a valuation allowance on the deferred tax asset for digital assets was not appropriate since realization upon sale of these assets would result in a taxable gain.

Note 13. Earnings per Share, page 56

47.	On page 51, you disclose that the rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights. Please respond to the following:

●	Show us how you calculated the basic and diluted net income (loss) per share for the Class A and Class B shares, including the allocation of net income (loss) to each class;
●	Show us how you determined the diluted weighted average common shares for each class for fiscal 2023;
●	Tell us why the earnings per share for each class are different if the dividend rights for each class are identical;
●	If the two classes of common stock have different dividend rates, tell us your consideration of ASC 260-10-45-59A and 45-60B; and
●	Based on your response, consider whether you should update your earnings per share accounting policy disclosure on page 47.

The Company acknowledges the Staff’s comment and has revised Note 2 (Summary of Significant Accounting Policies – Corrections to Previously Issued Financial Statements) and Note 13 (Earnings Per Share) to the financial statements of the Amended Registration Statement accordingly. Specifically, the Company has updated our earnings per share accounting policy disclosure and revised its basic and diluted net income (loss) per share for its Class A and Class B common stock to correct misstatements in the original calculations that were due to the undistributed earnings not being appropriately allocated to each class of common shares. The revised calculations allocate the undistributed earnings to the Class A and Class B weighted average common shares, respectively, such that the earnings per share for each class are equal. The diluted average common shares for each class is determined by taking the quotient of: (i)(a) the weighted average of shares outstanding of such class adjusted for cancellations and forfeitures, multiplied by (b) number of days and (ii) total weighted average common shares. The Company intends to disclose revisions to its prior interim period earnings per share in its future filings to the extent such revised figures are presented for comparison.

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If you have any questions regarding the response set forth above, please do not hesitate to call me at (202) 887-3550.

Sincerely,

/s/ Thomas J. Kim

Thomas J. Kim

cc:	Jon Paul Richardson, Exodus Movement, Inc.
James Gernetzke, Exodus Movement, Inc.